525 W. Monroe Street Chicago, IL 60661-3693 312.902.5200 tel 312.902.1061 fax

Ram Padmanabhan rp@kattenlaw.com 312.902.5520 direct

April 25, 2006

Mr. Perry Hindin
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cleveland Biolabs, Inc. Registration Statement on Form SB-2 Filed February 17, 2006 File No. 333-131918

Dear Mr. Hindin:

We are writing on behalf of our client, Cleveland Biolabs, Inc. (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), dated March 16, 2006 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form SB-2, filed with the Commission on February 17, 2006 (the “Registration Statement”). For the convenience of the Staff, the responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates. Enclosed is a copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed via EDGAR concurrently herewith and which has been marked to show cumulative changes from the Registration Statement as previously filed. Unless otherwise indicated, the page references in the responses to the Staff’s comments refer to Amendment No. 1.

General

1.
Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range. Also, in the next amendment, please fill in the blanks throughout the filing, and note that we may have additional comments after you do so.

Response: The Company confirms supplementally that any preliminary prospectus that it circulates will include all non-Rule 430A information, including price range and related information based on a bona fide estimate of the public offering price. Amendment No. 1 includes much of the information left blank in the Company’s initial filing.

Mr. Perry Hindin
April 25, 2006

2.	Please provide us with copies of any graphics or artwork that you intend to use in your prospectus. We may have further comment after reviewing those materials.

Response: The Company supplementally advises the Staff that it does not intend to use any graphics or artwork in the prospectus.

Prospectus Summary, page 1

3.
We note that here and throughout the prospectus you use various terms that all appear to refer to your product candidates, including the following: “drug candidates,” “lead therapeutic compounds,” “product candidates” and “prospective drugs.” If these terms all refer to your product candidates, please make consistent references throughout the prospectus. If these terms do not all refer to your product candidates, revise your disclosure to clarify any distinctions.

Response: The Company reserves the use of the term “drug candidate” to refer to Curaxin CBLC102 and Protectan CBLB502. In addition, the Company uses the term “lead compound” to refer to molecules that the Company uses in its hit-to-lead optimization processes. The Company has revised Amendment No. 1 to make its references consistent with this convention throughout the prospectus.

Our Products and Technology, page 1

4.	Please tell us why you believe it is appropriate to make references to your “products” when it does not appear that you have any saleable products at this time.

Response: The Company has revised Amendment No. 1 to change its references to “products” to “drug candidates” throughout the prospectus as described in comment 3.

5.
We note your reference on page 1 to initial test results for your CBLC100 series. In an appropriate section of the prospectus, please disclose when those tests took place, who conducted the tests and all other material details regarding those tests.

Response: The Company has revised the disclosure on page 39 in response to the Staff’s comment.

Mr. Perry Hindin
April 25, 2006

Our Markets, page 2

6.	Revise this paragraph to clarify, if true, that the full FDA approval process applies to potential medical applications of Protectan CBLB502.

Response: The Company has revised the disclosure on page 3 in response to the Staff’s comment.

7.
Please provide the reports cited throughout the registration statement, clearly marking the relevant sections. For example, you cite the American Cancer Society in the fourth paragraph of this section and on page 38. Please also disclose the source of your quoted statistics, such as the statistics in the final paragraph on page 2 and the first paragraph on page 3 and on pages 38 and 39. In addition, please tell us whether the sources of the cited reports have consented to your use of their data and whether any reports were prepared specifically for your use.

Response: The Company has provided supplementally copies of each of the cited references marked to show the relevant sections. Each of the cited reports are publicly available and none of the sources have been prepared specifically for the Company’s use. Accordingly, none of the sources have been contacted regarding use of the data in the Registration Statement.

8.	Please balance the disclosure in your summary section by including a summary of the greatest risks and uncertainties that face your business.

Response: The Company has revised the disclosure on page 4 in response to the Staff’s comment.

The Offering, page 4

9.
Please expand your disclosure to quantify your assumptions in the first paragraph on page 4 regarding the number of shares of common stock that will be issued in connection with the automatic conversion of (i) outstanding preferred stock and (ii) convertible notes referenced.

Response: The Company has revised the disclosure on page 5 in response to the Staff’s comment.

Mr. Perry Hindin
April 25, 2006

Risk Factors, page 6

10.
Please revise the captions for your risks factors to briefly indicate the nature of the specific risk or harm you describe. Avoid risk factor headings that are too vague and generic to adequately describe the risk that follows or merely allude to the risk. Readers should be able to read the risk factor headings and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. Refrain from merely stating facts or describing events that may occur in the future in your headings. Examples include “Our R&D expenses are subject to uncertainty;” “We are dependent upon our license agreement with the Cleveland Clinic, as well as proprietary technology of others;” “U.S. government agencies have special contracting requirements, which create additional risks;” and “The price of our common stock may be volatile.”

Response: The Company has revised several of the risk factors on pages 7-24 in response to the Staff’s comment.

11.	Please add a risk factor regarding uncertainty with respect to the market for treating radiation injury due to exposure to nuclear or radiological events.

Response: The Company has added a risk factor on page 18 in response to the Staff’s comment.

12.	Please add a risk factor regarding uncertainty with respect to the size and frequency of government contracts issued under Project BioShield for radioprotectant drugs.

Response: The Company has added a risk factor on page 19 in response to the Staff’s comment.

If we lose funding from R&D grants, page 8

13.	Specify the percentage of your 2005 revenues that are attributable to grants.

Response: The Company has revised the disclosure on page 11 in response to the Staff’s comment.

Mr. Perry Hindin
April 25, 2006

Certain of our products may be subject to the orphan drug provisions . . ., page 10

14.	Specifically identify the product candidates referred to in this risk factor.

Response: The Company has revised the disclosure on page 12 in response to the Staff’s comment.

We can provide no assurance that our products will obtain . . ., page 10

15.	Given the importance of regulatory approval to your business, consider making this one of the first risk factors you discuss.

Response: The Company has moved this risk factor and other related risk factors to pages 9-10 in response to the Staff’s comment.

We are dependent upon our license agreement . . ., page 12

16.	Disclose any material licenses that you expect will expire during “critical periods” for your business.

Response: The Company has revised the disclosure on page 14 in response to the Staff’s comment.

We will rely on third-party manufacturers . . ., page 12

17.
Reconcile your statements regarding your current sales of existing products in the first paragraph of this risk factor with your statements on page 7 and elsewhere in the prospectus that your products are all in the development stage.

Response: The Company has revised this disclosure on page 14 to clarify that it does not presently intend to manufacture its product candidates, or if commercialized, its products, and will rely on third parties to do so. See also responses to comments 3 and 4.

Mr. Perry Hindin
April 25, 2006

Sales of additional equity securities may adversely affect . . ., page 20

18.	Disclose the number of shares of your capital stock that you may be required to register for resale under the rights agreement.

Response: The Company has revised the disclosure on page 22 in response to the Staff’s comment.

Additional authorized shares of common stock available for issuance . . ., page 20

19.	Supplement the disclosure in this risk factor with a discussion of the warrants that you intend to sell to Sunrise Securities Corp. upon consummation of the offering.

Response: The Company has revised the disclosure on page 23 in response to the Staff’s comment.

Special Note Regarding Forward-Looking Statements, page 22

20.	Please revise the final sentence of the third paragraph on page 22 to remove any implication that you are incorporating by reference into your Form SB-2 disclosure contained in other filings.

Response: The Company has revised the disclosure on page 25 in response to the Staff’s comment.

Use of Proceeds, page 23

21.	Please disclose the approximate amount of the proceeds from this offering you intend to use for each stated purpose.

Response: The Company has revised the disclosure on page 26 in response to the Staff’s comment. The Company supplementally advises the Staff that once the offering amount is known, the Company will revise the percentages to estimated dollar amounts.

Mr. Perry Hindin
April 25, 2006

22.
Please expand your disclosure to clarify (i) how proceeds will be used to “commercialize” Protectan CBLB502 and (ii) which “other product leads” you plan to develop with the proceeds from this offering.

Response: The Company has revised the disclosure on page 26 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Overview, page 27

23.	Please specify the “other funding sources” referenced in the third paragraph.

Response: The Company has revised the disclosure on page 30 in response to the Staff’s comment.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 28

24.
Please revise to quantify and discuss each of the factors that contributed to the significant increases in revenues and expenses each period. The discussion that the increase results from an increase in government grants is not sufficient and should include a discussion of the specific factors or grants that contributed to the increase. More details should also be included of the significant increase in R&D expenses in 2005.

Response: The Company has revised the disclosure on pages 32-33 in response to the Staff’s comment.

Revenue, page 28

25.	Please quantify the material changes in your grant levels. Also discuss any other sources of revenue.

Response: The Company has revised the disclosure on page 32 in response to the Staff’s comment.

Mr. Perry Hindin
April 25, 2006

Operating Expenses, page 29

26.	We note your reference in the second paragraph to a stock split. In an appropriate section of the prospectus, please disclose the date of and reasons for the stock split.

Response: The Company has revised the disclosure on page 64 in response to the Staff’s comment.

Year Ended December 31, 2004 Compared to Period from June 5, 2003 (inception) to December 31, 2003, page 29

Liquidity and Capital Resources, page 29

27.
Revise to disclose details of your specific plan of operations, including plans to fully develop your products and services, liquidity needs and expected sources of liquidity. Please discuss the expected sources of funds to satisfy milestone, license and other required payments.

Response: The Company has revised the disclosure on page 33 in response to the Staff’s comment.

28.
With a view toward disclosure, tell us your basis for your estimated milestone payments referenced in the final paragraph of this section in light of your disclosure on page 51 that these payments may range from $50,000 to $4 million.

Response: The Company has revised the disclosure on page 34 in response to the Staff’s comment.

Business, page 31

Protectan CBLB502, page 33

29.
Please disclose the aspects of the Project BioShield Act that are material to your business. In so doing, please address to what extent the absence of otherwise required Phase II and Phase III testing affects the potential for product liability or shareholder suits against you.

Response: The Company has revised the disclosure on pages 15 and 38 in response to the Staff’s comment.

Mr. Perry Hindin
April 25, 2006

30.
We note your references to “total gamma radiation” and “ionizing radiation” as well as your statement regarding Protectan CBLB502’s ability to protect “not only the hematopoietic system, but also the gastrointestinal tract.” In an appropriate section of the prospectus, briefly describe in a manner understandable by investors not familiar with your industry how lethal levels of radiation (such as radiation from a nuclear device or accident) affect the human body.

Response: The Company has revised the disclosure on page 37 in response to the Staff’s comment.

31.	We note your reference to the “outstanding stability” of Protectan CBLB502. Please disclose how this product candidate will be administered and stored.

Response: The Company has revised the disclosure on page 37 in response to the Staff’s comment.

32.
Provide the basis for your estimate that Protectan CBLB502 may be approved for defense application within 18-36 months. Please disclose the current status of the FDA approval process and all material details of test results to date.

Response: The Company has revised the disclosure on page 37 in response to the Staff’s comment.

33.
We note your reference to the expedited approval process available for drugs with defense applications. Please disclose material details of this approval process and the hurdles you face to receive this approval for this drug candidate. Also disclose whether you have applied for such approval and if so, the status of your application.

Response: The Company has revised the disclosure on page 37 in response to the Staff’s comment.

34.
Please disclose whether the fact that Protectan CBLB502 has potential defense applications results in any limitations on your ability to sell this drug candidate. For example, would you be prohibited from selling in any foreign markets?

Response: The Company has revised the disclosure on page 37 in response to the Staff’s comment. The Company supplementally advises the Staff that, as of the date of this letter, the Company has not investigated whether there are any restrictions on its ability to market and sell its drug candidates outside of the United States. In the event the Company decides to market and sell its drug candidates outside of the United States, it will do so only in compliance with U.S. and foreign law.

Mr. Perry Hindin
April 25, 2006

35.	Please revise your disclosure to quantify the “significant delay in radiation-associated mortality” referenced in the fourth paragraph on page 33.

Response: The Company has revised the disclosure on page 38 in response to the Staff’s comment.

36.	Clarify the relevance of the statement that “Protectan CBLB502 is effective despite multiple administrations.” Do other competing drugs lose efficacy with multiple administrations?

Response: The Company has revised the disclosure on page 38 in response to the Staff’s comment.

Curaxin CBLC102, page 34

37.
Clarify the significance of the FDA allowing you to use “staged-cohort escalating dose design” in your clinical trials of Curaxin CBLC102 in patients. Also disclose in an appropriate section of the prospectus the hurdles you face in preparing an IND application and gaining IND approval for this drug candidate.

Response: The Company has revised the disclosure on pages 39-40 in response to the Staff’s comment.

Product Development Schedule and Capital Requirements, page 34

38.	Please provide us with support for your statement that “the development of a single compound often costs a half billion dollars and can take up to 15 years to complete.”

Response: The Company has revised the disclosure on page 40 in response to the Staff’s comment.

39.
Regarding the government grants referenced on page 35, please disclose the source and amount of each grant, as well as any material terms or limitations, such as the prescribed uses for grant funds. Reconcile the disclosure of the aggregate dollar value of the grant commitments with your disclosure in the penultimate paragraph that you “cannot be certain that [you] will be successful in attracting capital from any of the foregoing sources to fund [your] development of products?”

Response: The Company has revised the disclosure on page 41 in response to the Staff’s comment.

Mr. Perry Hindin
April 25, 2006

Research and Development, page 35

40.	Please clarify what the SBIR grant program is and why you state that the program is designed to support companies “such as [y]ours.”

Response: The Company has revised the disclosure on page 41 in response to the Staff’s comment.

Strategic Partnerships, page 36

41.	Revise your disclosure here to clarify the consideration received by ChemBridge in connection with both access to its compound library and its role in “hit-to-lead optimization.”

Response: The Company has revised the disclosure on page 42 in response to the Staff’s comment.

42.
Disclose the material terms of the August 2004 cooperative research and development agreement with the Armed Forces Radiobiology Research Institute and file that agreement as an exhibit to your registration statement.

Response: The Company has revised the disclosure on pages 42-43 in response to the Staff’s comment. The agreement will be filed as an exhibit to a subsequent amendment to the Registration Statement.

Mr. Perry Hindin
April 25, 2006

Need and Opportunity, page 37

Non-Medical Applications of Protectans, page 37

43.
Balance your disclosure in the fourth paragraph on page 38 with disclosure regarding known government contracts issued to date for radioprotectants. We note, for example, limited contracts for radioprotectants granted to date pursuant to the Project BioShield Act.

Response: The Company has revised the disclosure on page 44 in response to the Staff’s comment.

Management, page 44

Executive Officers and Directors, page 44

44.	Please revise the biographical information on page 44 to clarify Dr. Fonstein’s employment from 2002 to 2003.

Response: The Company has revised the disclosure on page 50 in response to the Staff’s comment.

Executive Compensation, page 46

45.
Please tell us why you have not included disclosure regarding stock options granted in the last year required by Item 402 of Regulation S-B. We refer you to the notes to your financial statements found on pages F-8 and F-13.

Response: The Company has revised the disclosure on pages 53-54 in response to the Staff’s comment.

46.	Disclose in an appropriate footnote the repurchase price for shares subject to repurchase by you owned by each of your named executive officers.

Response: The Company has revised the disclosure on page 53 in response to the Staff’s comment.

Mr. Perry Hindin
April 25, 2006

Principal Stockholders, page 48

47.	Identify the natural persons who beneficially own the shares held by The Cleveland Clinic Foundation and ChemBridge Corporation.

Response: The Cleveland Clinic Foundation and ChemBridge Corporation each hold their respective 1,341,000 and 622,224 shares of common stock of the Company in their respective corporate capacities and not in the name of any natural person.

Certain Relationships and Related Party Transactions, page 51

The Cleveland Clinic Foundation, page 51

48.
Please disclose all material terms of this license agreement, including, for example, the number of shares of common stock issued as consideration, the terms of the milestone payments, term and termination provisions and the terms upon which you may license additional technologies discovered by Dr. Gudkov in this field.

Response: The Company has revised the disclosure on page 59 in response to the Staff’s comment.

49.	Describe the material terms of your high through-put screening engagement with The Cleveland Clinic, and file any related written agreements.

Response: The Company has revised the disclosure on page 59 in response to the Staff’s comment. Because the agreement has terminated in accordance with its terms, the Company has not filed it as an exhibit to Amendment No. 1.

50.
Clarify how the Cleveland Clinic can be “entitled” to have one representative elected to your board of directors. If other shareholders have agreed to vote in favor of a Cleveland Clinic nominee, so state.

Response: The Company has revised the disclosure on page 60 in response to the Staff’s comment.

Mr. Perry Hindin
April 25, 2006

University of New South Wales, page 52

51.	Please file this agreement as an exhibit to your registration statement.

Response: This agreement has been added as an exhibit to the Registration Statement and is being filed concurrently with Amendment No. 1.

ChemBridge Corporation, page 52

52.
Please disclose all material terms of the library access agreement with ChemBridge, including, for example, the date of the agreement, term and termination provisions, rights to derivative products and intellectual property, etc. Also clarify the significance of this agreement to your business by disclosing how you will use the chemical library.

Response: The Company has revised the disclosure on page 60 in response to the Staff’s comment.

53.	Describe the material terms of two optimization projects with ChemBridge, and file any related written agreements.

Response: The Company supplementary advises the Staff that the parties have not yet entered into the two optimization projects described on page 60. The Company has revised the disclosure on page 60 to clarify that the optimization projects are to be agreed upon at a future date.

Founders, page 53

54.	Disclose the material terms of employment or consulting agreements as required by Item 404 of Regulation S-B.

Response: The Company has revised the disclosure on page 61 in response to the Staff’s comment.

Mr. Perry Hindin
April 25, 2006

55.
We note your statement that you issued shares to your founders “in consideration of their knowledge and expertise.” Please clarify the consideration paid for the shares. For example, did the founders contribute intellectual property or a business plan? Were these shares issued for prior services rendered?

Response: The Company has revised the disclosure on page 61 in response to the Staff’s comment.

Description of the Series A Participating Convertible Preferred Stock, page 54

Rights Agreement, page 54

56.
You indicate in the first sentence of this section that your existing stockholders have entered into a Rights Agreement, however, your exhibit index suggests that you have entered into three separate rights agreements (exhibits 10.5, 10.6 and 10.15). Please specify the specific rights agreement or agreements described in this paragraph.

Response: The Company supplementally advises the Staff that the Series A Rights Agreement described on page 62 and attached as Exhibit 10.15 is the only stockholder rights agreement with the Series A Preferred Stockholders. The Common Stockholders Agreement attached as Exhibit 10.6 is described on page 64, and the ChemBridge Restricted Stock Agreement attached as Exhibit 10.5 is described on page 60.

57.
For each of the Rights Agreement and the Registration Rights Agreement, please quantify the number of shares you may be obligated to issue for every 30 day period under the applicable penalty provisions.

Response: The disclosure on page 62 has been revised in response to the Staff’s comment. Pursuant to the Amendment to the Series A Rights Agreement, dated as of February 17, 2006, the Company’s obligation to issue penalty shares has been suspended for a period of 70 days, subject to a one-time 45 day extension, while the Company’s Registration Statement is being reviewed by the Commission.

Mr. Perry Hindin
April 25, 2006

Shares of the Company Eligible For Future Sale, page 58

Lock Up of Certain Shares, page 58

58.	Quantify the number of shares subject to each of the 24 month and 180 day lock up agreements.

Response: The Company has revised the disclosure on page 67 in response to the Staff’s comment.

Financial Statements

General

59.	Please update the audited financial statements when required by Item 310(g) to Regulation S-B.

Response: The Company will include updated interim financial statements in accordance with Item 310(g) of Regulation S-B.

60.	Please include an updated accountants’ consent with all amendments to the filing.

Response: The Company will include updated consents with each amendment to the Registration Statement.

Balance Sheet, page F-2

61.	Please tell us the nature of the interest amounts included on the balance sheet under accounts receivable.

Response: The Company advises the Staff supplementally that the interest amounts included on the balance sheet under accounts receivable relate to the interest owed to the Company as a result of certain investments held at its Wells Fargo account. These investments include $17,137.50 in cash equivalents and $19,987 in marketable securities.

Mr. Perry Hindin
April 25, 2006

Statements of Cash Flows, page F-4

62.	Please revise the noncash financing activities on page F-4 to clearly indicate the years for each of these activities.

Response: The Company has revised the disclosure on page F-6 in response to the Staff’s comment.

Note 2. Summary of Significant Accounting Policies, page F-7

- I - Revenue recognition, page F-8

63.
We note that most of your revenues come from R&D grants which are used to fund your personnel and other R&D costs and expenses. You state that revenue is recognized at the time of submitting the invoice for cost reimbursement grants and upon collection of funds for the fixed-cost grants. Similarly the government contract revenue is recognized upon delivery of an invoice for allowable R&D expenses. Please tell us your accounting basis for reflecting these transactions as revenues and not contra-expenses. Clarify why you believe that each of these represent revenue generating activities and not cost reimbursement activities. The basis for the recognition of revenue for each of these contracts or grants should be clearly disclosed. Please cite the accounting literature that is relied on.

Response: The FASB has not issued any specific accounting pronouncements or statements to address the circumstances we face regarding whether government research and development grants are better characterized as revenue versus cost reimbursement. However, we have reviewed SFAS 68, EITF 99-19, EITF 00-10, and EITF 01-14 in making our determination that our research activities that are funded by these grants should be recognized as revenue generating activities and not cost reimbursement activities. We believe that the activities should be recognized as revenue because of the following:

•
The Company is the primary obligor in the arrangement. The Company is responsible for providing the service contracted and is not merely acting as an intermediary to the various subcontractors. As EITF 99-19 states, “If a company is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by the customer, that fact is a strong indicator that a company has risks and rewards of a principal in the transaction and that it should record revenue based on the amount billed to the customer.”

Mr. Perry Hindin
April 25, 2006

•
The Company has incurred inventory risk in the supplies used in the research and maintains title of the inventory and supplies used in the research. EITF 99-19 further states, “A similar and ... strong indicator of gross reporting exists if a customer arrangement involves services and the company is obligated to compensate the individual service provider(s) for work performed regardless of whether the customer accepts the work.”

•	The Company incurs the risk of costs incurred exceeding the grant request. The government agency will not reimburse expenses incurred beyond the approved grant level.

•
The Company performs a service in the research that it is providing. The company is responsible for grant fulfillment and the company is incurring overhead charges and adding value beyond the direct expenses incurred. “If a company … performs part of the service ordered by the customer, that fact may indicate that the company is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer.” (EITF 99-19)

•
The Company has discretion in supplier selection. As per EITF 99-19 and EITF 01-14, indicators that support characterization of reimbursements received for out-of-pocket expenses incurred as revenue include “Supplier Discretion - the service provider (seller) generally has discretion in selecting the supplier.”

•
The Company is the sole determinant in the methods used and processes involved to conduct the research. As per EITF 99-19, “If a company must determine the nature, type, characteristics, or specifications of the product(s) or service(s) ordered by the customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record gross revenue based on the amount billed to a customer.”

•
The Company has physical loss inventory risk. The Grant making body will not reimburse expenses in the event of a loss. The company begins work on the research project and incurs expenses related to the proposed work in advance of the grant approval and in advance of payment as well.

•
The Company has credit risk. The Company assumes credit risk in that it is responsible for collection of funds. The grant funds are not delivered in advance, and the Company undertakes a credit risk in that the work is being performed and subcontractors engaged prior to funds being received. “Credit risk exists if a company is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected.” (EITF 99-19)

Mr. Perry Hindin
April 25, 2006

64.	Please include your accounting policy for deferred revenue.

Response: The Company has revised the disclosure on page F-10 in response to the Staff’s comment.

65.	In addition, your critical accounting policies on page 27 should include disclosure of critical estimates and assumptions related to your recognition of each of the significant types of revenue.

Response: The Company has revised the disclosure on pages 31 and F-10 in response to the Staff’s comment.

- L - Stock based compensation, page F-8

66.
Please tell us why you do not include the detailed disclosures on your stock option grants per paragraph 64 of SFAS l23R. Please see paragraphs A240 and A241 of SFAS 123R for an illustration of how the disclosure requirements might be satisfied. In addition, tell us how you determined the market price of your stock of $2 per share.

Response: The Company has revised the disclosure on pages F-11, F-19 and F-20 in response to the Staff’s comment.

-R - Effect of new accounting standards, page F-10

67.	You state that the disclosure information required by EITF 03-1 is included in Note 7 but no such disclosure currently exists in your filing. Please revise to make the necessary corrections.

Response: The Company has revised the disclosure on page F-18 in response to the Staff’s comment.

Mr. Perry Hindin
April 25, 2006

Note 3. Significant Alliances, page F-10 and F-11

68.	Please disclose how you determined the fair value of the shares issued in 2004 for the strategic alliance with the Cleveland Clinic Foundation.

Response: The Company has revised the disclosure on page F-13 in response to the Staff’s comment. The Company provides the following narrative supplementally to explain the approach used to value all stock transactions through 2004.

The Company was founded in June 2003 with the goal of furthering the research already completed by Dr. Andrei Gudkov, Chairman of the Department of Microbiology at the Cleveland Clinic, and commercializing certain drug compounds derived in connection with this research. In order to attain this goal, three separate groups were deemed to be necessary: the founders of CBL, ChemBridge Corporation (“ChemBridge”), and the Cleveland Clinic. While the importance of what each entity contributed toward the goals of the Company differed substantially in nature and value, it was determined that the Company could not be considered a going concern until all three entities were joined together through stock and licensing agreements.

The valuation of the 2004 stock transactions was performed in connection with the Company's 2004 audit by Meaden & Moore.  The Company was assigned a going concern value of $10,000,000.  The Company arrived at this value based, in part, on discussions in 2004 with potential investors, in which the Company was estimated to have a value of approximately $12,500,000.  This valuation was reflected in an agreement with an investment bank dated September 30, 2004, that specified the terms on which the investment bank would attempt to raise equity capital for the Company.  The valuation was borne out by the Company's issuance and sale of its Series A Preferred Stock at a pre-money valuation of $12,000,000.  The Company determined, however, that discounting the $12,000,000 value from the Series A transaction to $10,000,000 for the 2004 stock transactions was proper due to several factors, including:

•	The progress of research from the time of the 2004 stock transactions and March 2005, when the Series A transaction took place; and
•	The hiring of several key employees to further research and to create an infrastructure during this same period.

Individual stock transactions were then valued simply by assigning a percentage figure based on the probability of becoming a going concern to the $10,000,000 valuation to calculate a value of shares issued. The probability of the Company becoming a going concern is based on the three entities all agreeing to collaborate.

Mr. Perry Hindin
April 25, 2006

The issuance of shares to the five founders in July 2003 for their knowledge, skills, experience and expertise was determined to increase the probability of the Company becoming a going concern to 0.25%. The small probability was attributable to the absence of the other two partners, ChemBridge and the Cleveland Clinic. 6,700 shares were issued (3,993,000 after the 596-for-1 stock split) based on a Company valuation of $25,000.00.

On April 26, 2004, Dr. George Stark, for agreeing to head the Company’s Scientific Advisory Board, was issued 85 shares (50,660 post-split). This transaction was not deemed to increase the probability of the Company becoming a going concern and therefore valued at a rate equal to capitalization ($25,000) divided by total shares (6,800) for a rate of $3.68 (pre-split) for a total value of $1,286.76 ($3.68 x 350 shares).

On April 27, 2004, ChemBridge was issued 600 shares (357,600 shares post-split). Access to ChemBridge’s 180,000 chemical library was deemed to increase the probability of the Company becoming a going concern from 0.25% to 0.75%, or $75,000. Therefore, the shares issued to the ChemBridge Corporation were valued at a rate equal to capitalization ($75,000) divided by total shares (7,400) for a rate of $10.14 (pre-split) for a total value of $6,081.08 ($10.14 x 600 shares).

On August 23, 2004, three scientists serving the Company as independent contractors were issued 85, 180 and 85 shares respectively for 350 total shares (208,600 post-split). These transactions were not deemed to increase the probability of the Company becoming a going concern and therefore valued at a rate equal to capitalization ($75,000) divided by total shares (7,750) for a rate of $9.68 (pre-split) for a total value of $3,387.10 ($9.68 x 350 shares).

Finally, on December 10, 2004, the Cleveland Clinic came to agreement to license technology to the Company and received as partial consideration 2,250 shares (1,341,000 post-split). For this approach, the Company was now established as a going concern after all three entities discussed above came to agreement with the Company. The value of the shares were based on the total value estimate of the Company at a rate equal to capitalization ($10,000,000) divided by total shares (10,000) for a rate of $1,000.00 (pre-split) for a total value of $2,250,000 ($1,000 x 2,250 shares).

Note 4. Stock transaction, page F-12

69.	Please disclose how you determined the values assigned to the 2004 stock transactions.

Response: See response to comment 68 above.

Mr. Perry Hindin
April 25, 2006

70.
We note the requirements under the Rights Agreement that you are obligated to become a public company. Please tell us whether you have any other obligations under the Rights Agreement after you become a public company such as the requirement to maintain effectiveness or continue to be listed on an exchange. In addition, disclose the accounting treatment for the penalty shares.

Response: The Company has revised the disclosure on pages 62 and F-17 in response to the Staff’s comment.

Part II

Recent Sales of Unregistered Securities, page II-2

71.
Please revise your disclosures generally to include all of the information required by Item 701 of Regulation S-B for each of the sales referenced here, as well as the additional transactions referenced on pages F-12 and F-13, if applicable. Include in your revised disclosure, among other things, the following:

•	Please identify by name or by class the persons to whom the securities were sold. Please also revise as necessary to disclose the number of purchasers who participated in each offering.
•	Where an offering was conducted in reliance on Regulation D, please disclose the specific Regulation D exemption relied upon and the facts that supported the availability of that exemption.
•	Where an offering was conducted in reliance on Rule 701, please disclose the facts that supported the availability of that exemption.
•	Please provide the disclosures required by Item 701(b) of Regulation S-B with respect to any underwriters, placement agents, finders or other persons who participated in any offering.

Please also file as exhibits to your registration statement all agreements and related transaction documents pursuant to which securities described in this section were sold, to the extent required by Item 601(b)(10) of Regulation S-B.

Response: The Company has revised the disclosure on page II-2 in response to the Staff’s comment.

Mr. Perry Hindin
April 25, 2006

Exhibits

72.	Please file all other required exhibits to allow sufficient time for staff review.

Response: All of the Company’s required exhibits will be filed to allow sufficient time for Staff review.

Very truly yours,

/s/ Ram Padmanabhan

Ram Padmanabhan